UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Allin Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

019924 10 9

(CUSIP Number)

Copy to:
Richard W. Talarico	Briar L. McNutt
381 Mansfield Avenue	Eckert Seamans Cherin & Mellott, LLC
Suite 400	One International Place, 18th Floor
Pittsburgh, PA 15220	Boston, MA 02110-2602
(412) 928-8800	(617) 342-6800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 019924 10 9		Page 2 of 5

SCHEDULE 13D

1.	Name of Reporting Person: Richard W. Talarico I.R.S. Identification No.:
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds:

PF
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization:

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

536,617(1)
8. Shared Voting Power:

- 0 -
9. Sole Dispositive Power:

536,617(1)
10. Shared Dispositive Power:

- 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

536,617(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11):

6.8%(1)
14.	Type of Reporting Person:

IN

(1)	See response to Item 5.

CUSIP No. 019924 10 9	Page 3 of 5

This statement amends Items 3, 4 and 5 of the Schedule 13D of Richard W. Talarico (the “Reporting Person”) dated December 31, 1998, as amended by Amendment No. 1 thereto dated December 29, 2000 and Amendment No. 2 thereto dated May 31, 2004 (as so amended, the “Schedule 13D”). All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This statement reports various transactions and events that have occurred since May 31, 2004, the filing date of the last amendment to the Reporting Person’s Schedule 13D, that have affected the Reporting Person’s beneficial ownership of the Company’s Common Stock as follows:

(1) A warrant to purchase 57,143 shares of Common Stock acquired by the Reporting Person in 2000 expired by its own terms on December 29, 2005.

(2) Certain options to purchase shares of Common Stock previously reported as being beneficially owned by the Reporting Person have expired, and other such options to purchase shares of Common Stock have vested and become exercisable. In addition, the Reporting Person was granted options to purchase 100,000 shares of Common Stock on July 7, 2005.

(3) On May 16, 2006, the Reporting Person purchased with $21,600 of his own funds, 40,000 shares of Common Stock.

Current information as to the beneficial ownership of equity securities of the Company by the Reporting Person is set forth in Item 5.

Item 3. Source and Amount of Funds or Other Consideration.

On May 16, 2006, the Reporting Person purchased with $21,600 of his own funds, 40,000 shares of Common Stock.

Item 4. Purpose of Transaction.

The Reporting Person has no present plans or proposals to change the Company’s business, corporate structure, capitalization, management or dividend policy. The Reporting Person is, however, a member of the Board of Directors of the Company, as well as Chairman, Chief Executive Officer and President of the Company, and, in such fiduciary capacity, may develop such plans or proposals.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals which relate to or would result in any of the following (although the Reporting Person reserves the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto): (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s certificate of incorporation, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

The Reporting Person, without the consent of the Company, may purchase additional shares of Common Stock in the open market or in private transactions at any time. The Reporting Person also has the right to convert the shares of Series G Preferred Stock he holds into shares of Common Stock. See Item 5.

Item 5. Interest in Securities of Issuer.

The number of shares Common Stock issued and outstanding and the percentage calculations resulting therefrom in this Item 5 are based on 7,467,339 shares of Common Stock outstanding on May 1, 2006, as reported in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2006. The Company has informed the Reporting Person that there are 150 shares of Series G Preferred Stock issued and outstanding.

CUSIP No. 019924 10 9	Page 4 of 5

The ten shares of Series G Preferred Stock held by the Reporting Person are convertible into 285,714 shares of Common Stock. There is no fixed expiration date for the conversion feature of the Series G Preferred Stock. However, the Company may redeem the Series G Preferred Stock at any time after December 29, 2005.

The Reporting Person beneficially owns and has sole voting and dispositive power with respect to 130,903 shares of Common Stock representing approximately 1.8% of the shares of Common Stock outstanding. The holders of Series G Preferred Stock are entitled to 5,295 votes per share, and, generally, such holders will vote together with the holders of the Common Stock as a single class. Therefore, the 130,903 shares of Common Stock and the ten shares of Series G Preferred Stock beneficially owned by the Reporting Person represent approximately 2.2% of the combined voting power of Company’s outstanding voting capital stock.

The Reporting Person also holds options which are currently exercisable or exercisable within 60 days of the date of this report to purchase an aggregate of 120,000 shares of Common Stock, and, therefore, is deemed to beneficially own such shares, which, together with the 130,903 shares held by the Reporting Person, represent approximately 3.3% of the shares of Common Stock outstanding assuming that the 120,000 shares of Common Stock issuable upon exercise of the Reporting Person’s exercisable options were currently issued and outstanding.

If not exercised or terminated sooner, the options held by the Reporting Person are scheduled to expire as follows:

Number of Shares Covered by Option	Expiration Date of Option
15,000 Shares	April 3, 2007
10,000 Shares	August 8, 2007
75,000 Shares	January 5, 2008
100,000 Shares(*)	July 7, 2012

(*)	This option will vest at a rate of 20% on each of the first five anniversary dates of the award (July 7, 2005) or earlier, if not already vested, on the date of a change in control of the Company.

The Reporting Person may also be deemed to beneficially own the 285,714 shares of Common Stock into which the ten shares of Series G Preferred Stock may be converted. Therefore, the Reporting Person may be deemed to beneficially own an aggregate of 563,617 shares of Common Stock representing approximately 6.8% of the shares of Common Stock outstanding, assuming that the 285,714 shares issuable upon conversion of the Series G Preferred Stock and the 120,000 shares issuable upon exercise of the Reporting Person’s exercisable options described above were currently issued and outstanding.

The shares reported herein as beneficially owned by the Reporting Person do not include 4,000 shares held by the Reporting Person’s son who continues to share a residence with the Reporting Person, as the Reporting Person does not have or share voting or dispositive power with respect to such shares.

The Reporting Person also owns 588.2353 shares of the Company’s Series C Preferred Stock, 300 Shares of the Company’s Series D Preferred Stock and 16.67 Shares of the Company’s Series F Preferred Stock, none of which are convertible into Common Stock.

No transactions in Common Stock were effected during the past 60 days by the Reporting Person, except for the Reporting Person’s cash purchase on May 16, 2006 of 40,000 shares of Common Stock at a price per share of $0.54, which transaction was effected on the open market.

CUSIP No. 019924 10 9	Page 5 of 5

Signatures.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 18, 2006	By:	/s/ Richard W. Talarico
Date		Richard W. Talarico